

March 18, 2014

Via E-mail
Mr. Gregory S. Skinner
Chief Financial Officer
Landec Corporation
3603 Haven Avenue
Menlo Park, CA 94025

      **Re:    Landec Corporation**
            **Form 10-K for Fiscal Year Ended May 26, 2013**
            **Filed August 7, 2013**
            **Definitive Proxy Statement on Schedule 14A**
            **Filed August 21, 2013**
            **File No. 0-27446**

Dear Mr. Skinner:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Terence O'Brien

                        Terence O'Brien
                        Accounting Branch Chief